UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Crixus BH3 Acquisition Company

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

22677T102

(CUSIP Number)

Gregory Freedman

Co-Chief Executive Officer and Chief Financial Officer

819 NE 2nd Avenue, Suite 500

Fort Lauderdale, FL 33304

(954) 416-3140

with a copy to:

Brian J. Gavsie, Esq.

Greenberg Traurig, P.A.

401 E. Las Olas Blvd, Suite 2000

Ft. Lauderdale, FL 33301

Tel: (954) 765-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crixus BH3 Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,139,242(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,139,242(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,139,242(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	64.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BH3 Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,139,242(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,139,242(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,139,242(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	64.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Lebensohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,139,242(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,139,242(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,139,242(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	64.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory Freedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,139,242(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,139,242(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,139,242(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	64.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The securities are held directly by Crixus BH3 Sponsor LLC (the “Sponsor”). The Sponsor is controlled by BH3 Management LLC, an entity owned and controlled indirectly by Daniel Lebensohn and Gregory Freedman. Each of Messrs. Lebensohn and Freedman indirectly share voting and dispositive power over the securities held by the Sponsor and may be deemed to beneficially own the securities held by the Sponsor. Mr. Lebensohn and Mr. Freedman disclaim beneficial ownership of the securities held by the Sponsor except to the extent of their pecuniary interest therein.

(2)

Represents (i) 3,000,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Crixus BH3 Acquisition Company (the “Issuer”) and (ii) 1,139,242 shares of Class A Common Stock issuable upon the conversion of 1,139,242 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer. This excludes 6,400,000 shares of Class A Common Stock underlying 6,400,000 private placement warrants of the Issuer.

(3)	Based on 5,312,029 shares of Class A Common Stock after giving effect to the redemptions and the conversion, as disclosed in the Issuer’s Current Report on Form 8-K filed October 6, 2023.

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Crixus BH3 Acquisition Company, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 819 NE 2nd Avenue, Suite 500, Fort Lauderdale, FL. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Crixus BH3 Sponsor LLC, a Delaware limited liability company (the “Sponsor”);

(ii)	BH3 Management LLC, a Delaware limited liability company (“BH3 Management”) owned and controlled indirectly by Daniel Lebensohn (“Mr. Lebensohn”) and Gregory Freedman (“Mr. Freedman”);

(iii)	Mr. Lebensohn, the Co-Chief Executive Officer of the Issuer; and

(iv)	Mr. Freedman, the Co-Chief Executive Officer and Chief Financial Officer of the Issuer.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b) The address for each of the Reporting Persons’ principal place of business is 819 NE 2nd Avenue, Suite 500, Fort Lauderdale, FL.

(c)

(i)	The present principal business of the Sponsor is to hold the securities of the Issuer, as described in this Statement;

(ii)	The present principal business of BH3 Management is to manage various special purpose vehicles created for real estate development purposes;

(iii)

The present principal occupation of each of Mr. Lebensohn and Mr. Freedman is as the Co-Chief Executive Officer of BH3 Management since 2009 and Co-Portfolio Manager of BH3 Debt Opportunity Fund I, L.P. since 2018, where, each of Messrs. Lebensohn and Freedman oversee all acquisitions, investing activities, financings, development, related operating company oversight and various fiduciary responsibilities for more than 25 affiliated real estate investment and development companies;

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of which such person was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor and BH3 Management are organized under the laws of Delaware and each of Mr. Lebensohn and Mr. Freedman are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4. Purpose of Transaction.

On March 12, 2021, certain of the Issuer’s initial stockholders purchased an aggregate of 5,750,000 shares of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”) for an aggregate purchase price of $25,000, or approximately $0.004 per share (consisting of 5,630,000 shares of Class B Common Stock purchased by the Sponsor and 40,000 shares of Class B Common Stock purchased by three of the Issuer’s independent directors). On March 19, 2021, the Sponsor transferred 40,000 shares of Class B Common Stock to the fourth independent director of the Issuer at the Sponsor’s original purchase price. In connection with the Issuer’s Initial Public Offering (the “IPO”), the Sponsor entered into investment agreements with each of the Issuer’s anchor investors on October 4, 2021 pursuant to which such anchor investors purchased in the aggregate 1,450,758 shares of Class B Common Stock from the Sponsor at the Sponsor’s original purchase price. Such shares of Class B Common Stock would automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to adjustment as set forth in the Issuer’s registration statement on Form S-1.

On October 4, 2023, the Issuer consummated its IPO of 23,000,000 units, each consisting of one share of Class A Common Stock and one-half of one warrant to purchase one share of Class A Common Stock for $11.50 per share, which included the full exercise of the underwriters’ over-allotment option.

In a private placement (the “Private Placement”) that occurred simultaneously with the consummation of the IPO, the Sponsor purchased an aggregate of 6,400,000 warrants (“Private Placement Warrants”) at $1.50 per Private Placement Warrant, or an aggregate purchase price of $9,600,000. Such Private Placement Warrants will become exercisable on the later of: (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the closing of the Issuer’s IPO.

A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO deposited in the Issuer’s SPAC trust account (the “Trust Account”). If the Issuer does not complete an initial business combination within the period (the “Combination Period”) allowed by Issuer’s Current Charter (as defined below), the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable for cash and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees.

Pursuant to Letter Agreements (as defined below), each of the Sponsor, Mr. Lebensohn and Mr. Freedman, among others, agreed to waive (i) their redemption rights with respect to their shares of Class B Common Stock and any public shares held by them in connection with the completion of the Issuer’s initial business combination; (ii) their redemption rights with respect to their shares of Class B Common Stock and any public shares held by them in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial business combination or to redeem 100% of the Issuer’s public shares if the Issuer has not completed an initial business combination within the prescribed time periods; and (iii) their rights to liquidating distributions from the Trust Account with respect to any shares of Class B Common Stock held by them if the Issuer does not complete the Issuer’s initial business combination within the prescribed time periods.

In addition, pursuant to such Letter Agreements, the Sponsor (and each of the Issuer’s directors and executive officers, including Messrs. Lebensohn and Freedman) have agreed not to transfer, assign or sell any of their shares of Class B Common Stock (or any shares of Class A
Common Stock issued or issuable upon conversion of the Class B Common Stock) until the earlier to occur of (a) one year after the completion of the Issuer’s initial business combination, or (b) subsequent to the Issuer’s initial business combination, (x) if the last reported sale price of the Issuer’s Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the Issuer’s initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Issuer’s public stockholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Sponsor with respect to any such shares of common stock.

As approved by the Issuer’s stockholders at the special meeting of stockholders held on October 6, 2023, the Issuer filed an amendment to the Issuer’s amended and restated certificate of incorporation (as amended by the Certificate of Amendment filed with the Delaware Secretary of State on October 6, 2023, the “Current Charter”), which (i) further extended the period of time by which the Issuer has to consummate an initial business combination to July 31, 2024, and (ii) provided for the right of a holder of shares of Class B Common Stock to convert its shares of Class B Common Stock into shares of Class A Common Stock on a one-to-one basis at any time and from time to time at the election of the holder.

On October 6, 2023, the Sponsor converted 3,000,000 of its 4,139,242 shares of Class B Common Stock into 3,000,000 shares of Class A Common Stock pursuant to the terms of the Current Charter. The Sponsor does not have redemption rights and is not otherwise entitled to any distribution from the Trust Account by virtue of the Sponsor’s ownership of Class A Common Stock that it receives by converting Class B Common Stock into Class A Common Stock.

The source of funds for the acquisitions described above was the working capital of the Sponsor. The securities owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to securities of the issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As both Mr. Lebensohn and Mr. Freedman currently serve as the Issuer’s Co-Chief Executive Officers and members of the Issuer’s Board of Directors (“Board”) and Mr. Freedman currently serves as the Issuer’s Chief Financial Officer and secretary, each may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Board. In connection with the closing of the transactions contemplated by the Purchase Agreement (as defined below), both Mr. Lebensohn and Mr. Freedman intend to resign from their officer positions with the Issuer and Mr. Freedman intends to also resign as a member of the Board.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 64.2% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume 5,312,029 shares of Class A Common Stock after giving effect to the redemptions and the conversion, as disclosed in the Issuer’s Current Report on Form 8-K filed October 6, 2023.

Each of the Sponsor, Mr. Lebensohn and Mr. Freedman may be deemed to have beneficial ownership of 4,139,242 shares of Class A Common Stock.

Sponsor:

(i)	Amount beneficially owned: 4,139,242
(ii)	Percent of Class: 64.2%
(iii)	Sole power to vote or to direct the vote: 0
(iv)	Shared power to vote or to direct the vote: 4,139,242
(v)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 4,139,242

BH3 Management:

(i)	Amount beneficially owned: 4,139,242
(ii)	Percent of Class: 64.2%
(iii)	Sole power to vote or to direct the vote: 0
(iv)	Shared power to vote or to direct the vote: 4,139,242
(v)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 4,139,242

Mr. Lebensohn:

(i)	Amount beneficially owned: 4,139,242
(ii)	Percent of Class: 64.2%
(iii)	Sole power to vote or to direct the vote: 0
(iv)	Shared power to vote or to direct the vote: 4,139,242
(v)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 4,139,242

Mr. Freedman:

(i)	Amount beneficially owned: 4,139,242
(ii)	Percent of Class: 64.2%
(iii)	Sole power to vote or to direct the vote: 0
(iv)	Shared power to vote or to direct the vote: 4,139,242
(v)	Sole power to dispose or to direct the disposition of: 0
(vi)	Shared power to dispose or to direct the disposition of: 4,139,242

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as described herein, during the 60 days preceding the date of this Schedule 13D, the Reporting Persons have not effected any transactions in the Class A Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Purchase Agreement

On September 27, 2023, the Issuer, the Sponsor and Focus Impact BHAC Sponsor, LLC (the “New Sponsor”) entered into a purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, subject to satisfaction of certain conditions, the New Sponsor (i) has agreed to purchase an aggregate of 3,746,303 shares of the Issuer’s stock from the Sponsor and each of the anchor investors and 4,160,000 Private Placement Warrants from the Sponsor for an aggregate purchase price of $16,288.27 and (ii) will become the sponsor of the Issuer.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 5 hereto.

Registration Rights Agreement

Pursuant to a registration and stockholder rights agreement dated October 4, 2021 (the “Registration Rights Agreement”), the holders of the shares of Class B Common Stock, Private Placement Warrants (and their underlying securities) and the warrants that may be issued upon conversion of the working capital loans executed by the Sponsor which shall mature on the date that an initial business combination is consummated (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the Registration Rights Agreement provides that the Issuer will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. In addition, pursuant to the Registration Rights Agreement, the Sponsor, upon completion of an initial business combination, will be entitled to nominate up to three individuals for election to the Issuer’s Board, as long as the Sponsor holds any securities covered by the Registration Rights Agreement (which such rights will inure to the benefit of the New Sponsor upon closing of the transactions contemplated by the Purchase Agreement).

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 6 hereto.

Indemnification Agreements

In connection with its IPO, the Issuer entered into indemnification agreements (the “Indemnification Agreements”) with each of its executive officers and directors (including Mr. Lebensohn and Mr. Freedman), pursuant to which the Issuer agreed to indemnify and advance certain expenses such persons, to the fullest extent permitted by applicable law, if such persons are or are threatened to be made a party to certain proceedings by reason of their service to the Issuer.

The foregoing description of the Indemnification Agreements is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 7 hereto.

Anchor Transfer Agreements

Additionally, in connection with the entry into the Purchase Agreement, the Sponsor has entered into a letter agreement (the “Anchor Transfer Agreement”) with each of the anchor investors dated as of September 26, 2023, whereby each anchor has agreed, subject to the conditions contained therein, when and as directed by the Sponsor, to transfer 2/3 of their shares of Class B Common Stock for no consideration; provided, however, upon the request of an anchor investor, the Sponsor shall pay to them $0.0043 per share. The Anchor Transfer Agreement terminates if the transactions contemplated by the Purchase Agreement are not consummated by October 16, 2023 (unless amended), the transfer of the Sponsor’s shares of Class B Common Stock and Private Placement Warrants pursuant to the Purchase Agreement is not consummated concurrently with the closing of the transaction of contemplated by the Purchase Agreement, or the Sponsor’s representations and warranties are not true and correct.

The foregoing description of the form of Anchor Transferer Agreement is qualified in its entirety by reference to the full text of the form of such agreements, a copy of which is filed as Exhibit 8 hereto.

Non-Redemption Agreements

On or about October 4, 2023, the Sponsor and the New Sponsor entered into agreements (“Non-Redemption Agreements”) with several unaffiliated third parties in exchange for them agreeing not to redeem certain of the common stock of the Issuer held by them at a meeting called by the Issuer to extend the time the Issuer had to consummate an initial business combination and give holders of shares of Class B Common Stock the right to convert their shares on a one-to-one basis at the option of the holder. Pursuant to the Non-Redemption Agreements, the New Sponsor has agreed to transfer to such investors shares of Class B Common Stock held by the New Sponsor immediately following the consummation of an initial business combination if they continue to hold such non-redeemed shares through the aforementioned meeting.

The foregoing description of the Non-Redemption Agreements is qualified in its entirety by reference to the full text of the form of such agreements, a copy of which is filed as Exhibit 9 hereto.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1*	Joint Filing Agreement, dated as of October 16, 2023, by and between the Reporting Persons.

Exhibit 2	Letter Agreement between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1, File No. 001-40868, filed on September 2, 2021).

Exhibit 3	Letter Agreement between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1, File No. 001-40868, filed on September 2, 2021).

Exhibit 4	Purchase Agreement between the Issuer, the Sponsor, the New Sponsor, among others (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, File No. 001-40868, filed on September 27, 2023).

Exhibit 5	Private Placement Warrant Purchase Agreement between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1, File No. 001-40868, filed on September 2, 2021).

Exhibit 6	Form of Registration Rights Agreement by and among the Issuer, the Sponsor, and security holders (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, File No. 001-40868, filed on September 2, 2021).

Exhibit 7	Form of Indemnification Agreement by the Issuer, the Sponsor, and Mr. Lebensohn and Mr. Freedman, among others (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1, File No. 001-40868, filed on September 2, 2021).

Exhibit 8	Form of Anchor Transfer Agreement, dated as of September 26, 2023, between Sponsor, New Sponsor and certain public stockholders (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, File No. 001-40868, filed on September 27, 2023).

Exhibit 9	Form of Non-Redemption Agreement, dated as of October 5, 2023, between Sponsor, New Sponsor and certain public stockholders (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, File No. 001-40868, filed on October 3, 2023).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: October 16, 2023

Crixus BH3 Sponsor LLC

By: BH3 Management LLC,
as Manager

By:	/s/ Gregory Freedman
Name: Gregory Freedman
Title: President

BH3 Management LLC

By:	/s/ Gregory Freedman
Name: Gregory Freedman
Title: President

/s/ Gregory Freedman
Gregory Freedman

/s/ Daniel Lebensohn
Daniel Lebensohn

[Signature Page to Schedule 13D]